Exhibit 99.1

ROSETTA GENOMICS ANNounces 1-for-12 reverse stock split

Ordinary Shares Will Begin Trading on a Split-Adjusted Basis on March 17, 2017

PHILADELPHIA and REHOVOT, Israel (March 16, 2017) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, announces the effectiveness of a 1-for-12 reverse stock split of its share capital. The reverse stock split, which was previously approved by the Company’s Board of Directors, was approved by its shareholders at an Extraordinary General Meeting of Shareholders of the Company held earlier today.

The reverse stock split is intended to increase the per-share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. As a result of the reverse stock split, every 12 ordinary shares issued and outstanding prior to the opening of trading on March 17, 2017 will be consolidated into 1 issued and outstanding share, with a change in the nominal par value per share from NIS 0.6 to NIS 7.2. No fractional ordinary shares will be issued as a result of the reverse stock split and any fractional shares will be rounded up to the nearest whole number.

Trading of the Company’s ordinary shares on the NASDAQ Capital Market will continue, on a split-adjusted basis, with the opening of the markets on Friday, March 17, 2017, under new CUSIP number M82183209. Immediately subsequent to the reverse stock split, there will be approximately 1,870,000 of the Company’s ordinary shares issued and outstanding.

The Company has retained its transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), to act as its exchange agent for the reverse split. AST will provide shareholders of record as of the effective date a letter of transmittal providing instructions for the exchange of their certificates. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the reverse stock split, subject to brokers’ particular processes, and will not be required to take any action in connection with the reverse stock split.

For more information regarding the Company’s reverse stock split, please refer to the proxy statement filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on February 3, 2017.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of cancer in thyroid nodules, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statements

Various statements in this release concerning Rosetta's future expectations, plans and prospects, including without limitation, statements relating to the ability of Rosetta to continue to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta's ability to obtain, maintain and protect its intellectual property; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's need and ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta's ability to successfully develop its products and services; Rosetta's ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta's technology; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's Annual Report on Form 20-F for the year ended December 31, 2015 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com

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